UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 2, 2004

NACCO INDUSTRIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-9172	34-1505819
(Commission File Number)	(IRS Employer Identification Number)
5875 Landerbrook Drive, Mayfield Heights, OH	44124-4017
(Address of Principal Executive Offices)	(Zip Code)

(440) 449-9600

(Registrant's telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

As described in Item 9 of this Report, the following Exhibit is furnished as part of this Current Report on Form 8-K.

    (c) <u>Exhibits</u>
       99   Excerpts from the presentation to be made by NACCO Materials Handling Group, Inc. at the Credit Suisse First Boston Leveraged Finance Industrials Conference in New York, NY, on March 2, 2004.

Item 9. Regulation FD Disclosure

NACCO Industries, Inc.'s wholly owned subsidiary, NACCO Materials Handling Group, Inc., will participate in the Credit Suisse First Boston Leveraged Finance Industrials Conference in New York, NY, on March 2, 2004. This investor conference will not be open to the public. A substantial amount of the information being presented is already publicly available. However, the Company believes that certain information being presented at this conference, which has not previously been made publicly available, could be considered material. Accordingly, the Company is making that information publicly available by attaching a copy hereto as Exhibit 99. NACCO Industries, Inc. is not undertaking to update this presentation.

The information furnished in this report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


NACCO INDUSTRIES, INC.


By: /s/ J. C. Butler, Jr.
      Name: J. C. Butler, Jr.
      Title: Vice President - Corporate Development and Treasurer

Date: March 2, 2004

EXHIBIT INDEX

Exhibit Number	Description
99	Excerpts from the presentation to be made by NACCO Materials Handling Group, Inc. at the Credit Suisse First Boston Leveraged Finance Industrials Conference in New York, NY, on March 2, 2004.